Exhibit 1.01

Image Sensing Systems, Inc.

Conflict Minerals Report in Accordance with Rule 13p-1 under the Securities Exchange Act of 1934

This Conflict Minerals Report (Report) of Image Sensing Systems, Inc. (ISNS) for the year ended December 31, 2013 is in accordance with Rule 13p-1 (“Rule 13p-1”) under the Securities Exchange Act of 1934. Please refer to Rule 13p-1, Form SD and SEC Release No. 34-67716 issued by the Securities and Exchange Commission (SEC) for definitions of certain terms used in this Report, unless otherwise defined herein. This Report has not been subject to an independent private sector audit as allowed under Rule 13p-1, which provides a temporary accommodation for the first four years following November 13, 2012 for smaller reporting companies such as ISNS.

ISNS develops and markets video and radar processing products for use in traffic, security, police and parking applications such as intersection control, highway, bridge and tunnel traffic management, venue security, entry control, license plate recognition and traffic data collection. ISNS’s Autoscope video products for sale in North America, the Caribbean and Latin America are manufactured through agreements with third parties. Its Autoscope radar products for sale in the United States and Mexico are manufactured under an agreement with a third party. Autoscope license plate reading products are manufactured through contract manufacturers in the United Kingdom and the United States. In Europe and Asia, ISNS engages contract manufacturers to manufacture the Autoscope family of products. Most of the hardware components used to manufacture ISNS’s products are standard electronics components that are obtained from multiple sources. For more information about ISNS and its products, please refer to its Annual Report on Form 10-K for the year ended December 31, 2013 filed with the SEC.

In accordance with Rule 13p-1, ISNS undertook due diligence to determine the country of origin status of the necessary conflict minerals used in its products. In conducting its due diligence, ISNS implemented the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD 2011), an internationally recognized due diligence framework.

ISNS’s due diligence measures were based on the Electronic Industry Citizenship Coalition and Global e-Sustainability (“EICC/GeSI”) initiative with the smelters and refiners of conflict minerals who provide those conflict minerals to its suppliers. ISNS is several levels removed from the actual mining of conflict minerals. ISNS does not purchase raw ore or unrefined conflict minerals and makes no purchases in the Covered Countries.

ISNS’s due diligence measures included:

-	Conducting a supply-chain survey with direct suppliers of materials containing conflict minerals using the EICC/GeSI Conflict Minerals Reporting Template to identify the smelters and refiners.

-	Comparing the smelters and refiners identified in the supply-chain survey against the list of smelter facilities that have been identified as “conflict free” by programs such as the EICC/GeSI Conflict Free Smelter (CFS) program for tantalum, tin, tungsten and gold.

In addition, ISNS has developed and adopted a Conflict Mineral Policy Statement, which is posted at http://www.imagesensing.com/company/policies.html but is not part of this Report.

Despite having conducted a good faith reasonable country of origin inquiry, ISNS has been unable to determine the origin of all of the conflict minerals used in its products due to a lack of information from its suppliers. Because of this lack of information, ISNS was unable to conclude whether the necessary conflict minerals originated in the Covered Countries and, if so, whether the necessary conflict minerals were from recycled or scrap sources, were DRC conflict free or have not been found to be DRC conflict free. Due to the breadth and complexity of ISNS’s supply chain, it will take time for its suppliers to verify the origin of all of the conflict minerals used in ISNS’s products, and they may not succeed in determining the origin of all or any of such minerals.

For the next compliance period, ISNS intends to continue to improve the information gathered from its due diligence to further mitigate the risk that its necessary conflict minerals do not benefit armed groups by working to increase the response rate of suppliers’ smelters surveys and further educating suppliers on the importance of verifying minerals sources are DRC conflict free.